03011867

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR - 3 2003 181

SEC FILE NUMBER
8- 41403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C.E. Unterberg, Towbin

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Thompson (212) 389-8040
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bob Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.E. Unterberg, Towbin, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

CFO

Title

Notary Public

VALERIE ADELE CARLISE
Notary Public - State of New York
NO. 01CA5078237
Qualified in Westchester County
My Commission Expires Oct 15, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C.E. UNTERBERG, TOWBIN

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Partners
C.E. Unterberg, Towbin
New York, New York

We have audited the accompanying statement of financial condition of C.E. Unterberg, Towbin as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of C.E. Unterberg, Towbin as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 21, 2003

C.E. UNTERBERG, TOWBIN

Statement of Financial Condition
December 31, 2002

ASSETS	
Cash and cash equivalents	$ 5,807,975
Securities owned, corporate stocks:	
Marketable - at market value	6,221,270
Not readily marketable - at estimated fair value	3,043,823
Due from broker	2,099,379
Underwriting receivables	57,485
Accounts and other receivables	97,743
Due from affiliates	1,566,642
Partner and employee loans and advances	1,928,111
Secured demand note receivable - collateralized by marketable securities	5,000,000
Deposits and prepaid expenses	707,862
Furniture, equipment and leasehold improvements, at cost - net of accumulated depreciation and amortization of $5,882,696	1,853,313
	$ 28,383,603
LIABILITIES	
Bank overdraft	$ 576,463
Marketable securities sold, not yet purchased - at market value	3,156,054
Accounts payable and accrued expenses	3,480,506
Due to broker	159,759
Retirement plan contribution payable	299,000
Loan payable	5,000,000
Due to former partners	150,000
Liability subordinated to claims of general creditors	5,000,000
	17,821,782
Commitments and contingencies	
PARTNERS' CAPITAL	10,561,821
	$ 28,383,603

See notes to statement of financial condition

Notes to Statement of Financial Condition
December 31, 2002

NOTE A - ORGANIZATION

C.E. Unterberg, Towbin (the "Partnership") was formed in California on May 23, 1989 under the California Revised Limited Partnership Acts and is registered as a broker/dealer with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1934. The Partnership primarily acts as a broker/dealer engaging in general securities activities. The Partnership renders underwriting, investment banking, research and consulting services and engages in market making activities in equities. It clears all transactions through another broker/dealer on a fully disclosed basis.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Securities transactions:

Transactions in securities and related revenues and expenses are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, which are readily marketable are valued on the last business day of the year at the last available reported price. Securities not readily marketable are valued at fair value as determined by the general partners. Factors considered in valuing individual securities include the purchase cost, prices of recent significant private placements of securities of the same issuer, changes in the financial condition, prospects of the issuer, and estimates of liquidation value. For listed securities that are restricted for sale, a discount has been taken in accordance with pricing policies determined by the general partners. Because of the inherent uncertainty of valuation, the estimated values may differ significantly from the values that would have been used had a ready market for investments existed, and the differences could be material.

[3] Depreciation and amortization:

Depreciation is provided using an accelerated method over estimated useful lives of five to seven years. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the related assets.

[4] Cash and cash equivalents:

Cash equivalents consist of operating cash and money market funds purchased with an original maturity of three months or less.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Income taxes:

The Partnership does not record a provision for federal and state income taxes because the partners are required to report their share of the Partnership's income or loss on their income tax returns. The Partnership is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Partnership files its tax returns on a cash basis. At December 31, 2002, the Partnership has a net operating loss carryforward for NYCUBT tax purposes of approximately $6,100,000 which expires in 2022. At December 31, 2002, the Partnership has a deferred tax asset of approximately $96,000 relating to the net operating loss carryforward and temporary differences between the financial statement carrying amounts of the Partnership's assets and liabilities. The Company has not recorded the benefit relating to its deferred tax asset because its ultimate realization is uncertain and, therefore, a valuation allowance of $96,000 has been provided.

[6] Due from broker:

Due from broker includes cash and amounts receivable for securities transactions that have not yet settled.

NOTE C - DERIVATIVE FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Partnership enters into transactions in various financial instruments, including derivatives held or issued for trading purposes. These transactions include securities sold, but not yet purchased and the purchase and writing of equity and index option contracts. Securities sold, but not yet purchased represent obligations of the Partnership to deliver the underlying securities sold and option contracts written represent obligations of the Partnership to purchase or deliver the specified security at the contracted price. The Partnership's ultimate obligation to repurchase the security may exceed the amount recognized in the statement of financial condition. The Partnership monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

All securities transactions are cleared on a fully disclosed basis through and held in custody by a member firm of the New York Stock Exchange, Inc. The Partnership has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Partnership. In the event the customer is unable to fulfill its contracted obligation to the clearing broker/dealer, the Partnership may be exposed to off-balance sheet risk. In addition, at December 31, 2002, substantially all of the money market funds, securities owned and due from broker are held by the clearing broker. Recognizing the credit risk that this implies the Partnership continually monitors the credit standing of each broker/dealer and customer with which it conducts business.

NOTE D - BENEFIT PLAN

The Partnership's 401(k) plan provides eligible employees with retirement benefits. Employees are eligible if they have reached 21 years of age and were employed on the Plan's effective date, or upon completion of one year of service.

The employees may elect to defer a portion of their salaries up to certain limits. A discretionary amount may also be contributed by the Partnership as determined by the general partners at the end of each year. The discretionary contribution is allocated among all eligible participants pro rata on the basis of the total of their compensation. Plan benefits related to the employee and employer contributions vest immediately.

NOTE E - COMMITMENTS AND CONTINGENCIES

Leases:

The Partnership leases its office space under various noncancellable operating lease agreements, with remaining lease terms in excess of one year. In addition the Partnership leases the furniture and fixtures, leasehold improvements and equipment utilized in its New York Office under an operating lease, which extends through February 2007.

Aggregate minimum future rentals (net of sublease income) under the terms of such agreements are as follows:

Year Ending December 31,	
2003	$ 6,044,000
2004	5,939,000
2005	5,600,000
2006	5,707,000
2007	3,458,000
Thereafter (2008 - 2016)	29,984,000
	$ 56,732,000

The Partnership and an affiliated partnership entered into a lease agreement which commenced in April of 2000, later amended, which is due to expire on May 7, 2007. The Partnership does not pay the monthly rent on this lease, however, it would be subject to the full amount upon default by the affiliated partnership. The future minimum annual rentals, called for in the lease through May 2007 amount to approximately $1,246,000.

The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords. In lieu of a rent security deposit on its New York Office lease, the Company maintains an irrevocable standby letter of credit in favor of its landlord in the amount of $5,000,000 collateralized by the Partnership's cash and securities held at its clearing broker.

Litigation:

The Partnership is involved in various litigation matters, including those arising out of activities as an investment banker. In the opinion of management, upon the advice of counsel the ultimate resolution of these matters will not have a material adverse effect on the Company's financial position.

NOTE F - REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the National Association of Securities Dealers, Inc., the Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon aggregate indebtedness. As a broker/dealer engaged in market making activities, the Rule requires the Partnership to maintain minimum net capital equal to the greater of $512,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2002, the Partnership had net qualifying capital of $1,779,000 which was $1,145,000 in excess of its required net capital of $634,000. The Partnership's ratio of aggregate indebtedness to net capital was 5.34 to 1.

The Partnership is exempt from the provisions of Rule 15c3-3 per paragraph (k)2(ii).

NOTE G - SUBORDINATED BORROWINGS

The $5,000,000 borrowing under a subordinated agreement at December 31, 2002 is a liability pursuant to a secured demand note collateral agreement, and is payable to a trust in which an officer of a general partner serves as trustee. The subordinated borrowing is due on March 31, 2003. Interest is 4% per annum, with an additional 3% contingent on available predistribution income, as defined in the agreement. There were no changes to the subordinated borrowings during the year ended December 31, 2002. Dependent upon the financial parameters of the Partnership, payment could be restricted.

On April 30, 2002 the Partnership entered into a junior subordinated revolving credit agreement (the "Agreement") with a bank that extends though April 30, 2003. The Partnership may borrow up to $20,000,000 at an interest rate of the Adjusted London Interbank Offered Rate (LIBOR) plus 2% for the first thirty days that such loan is outstanding and LIBOR plus 5% thereafter. At December 31, 2002, no amounts were drawn pursuant to the agreement. On January 31, 2003 the Partnership terminated the Agreement and entered into a new junior subordinated revolving credit agreement (the "New Agreement") with a bank that extends through January 31, 2004. Under the New Agreement the Partnership may borrow up to $10,000,000 at an interest rate of the Adjusted London Interbank Offered Rate (LIBOR) plus 2% for the first thirty days that such loan is outstanding and LIBOR plus 5% thereafter.

The subordinated borrowings and any balances drawn pursuant to the junior subordinated revolving credit agreement are covered by agreements approved by the National Association of Securities Dealers, Inc. and are available to the Partnership in computing its net capital pursuant to Rule 15c3-1 of the SEC. To the extent that balances outstanding on such loans are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE H - LOAN PAYABLE

On December 12, 2002, the Partnership entered into an agreement with an officer of a General Partner who agreed to loan the Partnership $5,000,000 which is due on demand, bears interest at 1% per month, and has the option to convert the debt into capital of the Partnership.

NOTE I - RELATED PARTY TRANSACTIONS

The Partnership shares office space, services and common personnel with affiliates. The Partnership initially pays for such expenses and is reimbursed by the affiliates for allocable costs.

Included in partner and employee loans and advances at December 31, 2002 are notes of approximately $1,847,000, for which the Partnership shall expense 25% of the principal and related interest on each anniversary date of the respective note, so long as the employee remains employed by the Partnership.